Exhibit 99.77(i)

ITEM 77I – Terms of New or Amended Securities

Effective May 1, 2016, Class R6 shares were added to each certain Portfolios. Class R6 shares are offered without a sales charge and are not subject to a shareholder servicing fee payable pursuant to the Servicing Plan or distribution fee payable pursuant to the Rule 12b-1 Plan.